FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140 Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, March 28, 2007

Mr.
Gustavo Arriagada Morales
Superintendente de Bancos e
Instituciones Financieras

Ref: Material Event

Mr. Arriagada:

           In conformity with Articles 9 and 10 of the Law 18,045, I inform that in an ordinary board meeting held on March 27, 2007, the Board of Directors of Banco Santander Chile, accorded to summons an Ordinary Shareholders’ Meeting on April 24, 2007 and defined the Annual Shareholders’ Meeting agenda. This included a proposal to payout a dividend of Ch$0.98504643 per share, corresponding to 65% of earnings for the year ended December 31, 2006, which if approved will be paid on April 26, 2007 in the Chilean market. At the same time the Board is proposing that the remaining 35% of earnings be destined to increase the Bank’s reserves.

          Sincerely,

Oscar von Chrismar Carvajal
General Manager

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: March 28, 2007	By:	/s/ Gonzalo Romero

	Name:	Gonzalo Romero
	Title:	General Counsel